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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. N/A )

                     SUPERIOR INDUSTRIES INTERNATIONAL INC.
                                (Name of Issuer)

                                     COMMON
                         (Title of Class of Securities)

                                    868168105
                                 (CUSIP Number)

                                DECEMBER 31, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [X]  Rule 13d-1(b)

 [ ]  Rule 13d-1(c)

 [ ]  Rule 13d-1(d)

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Schedule 13G
                                                                     Page 1 of 4

CUSIP NO. 488360108

1.  Names of Reporting Persons.    SPRUCEGROVE INVESTMENT MANAGEMENT LTD.
                                   181 University Avenue, Suite 1300
                                   Toronto, Ontario, Canada  M5H 3M7

                                   JOHN WATSON
                                   181 University Avenue, Suite 1300
                                   Toronto, Ontario, Canada  M5H 3M7

    I.R.S. Identification Nos. of above persons (entities only).  N/A

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)   [ X ]

    (b)   [   ]

3.  SEC Use Only

4.  Citizenship or Place of Organization
    SPRUCEGROVE INVESTMENT MANAGEMENT LTD. - ONTARIO, CANADA
    JOHN WATSON - CANADIAN

                 5. Sole Voting Power      JOHN WATSON - 1,700 SHARES
                                           SPRUCEGROVE INVESTMENT MANAGEMENT
                                           LTD - 1,994,500 SHARES
Number of
Shares           6. Shared Voting Power    NONE
Beneficially
Owned by
Each Reporting   7. Sole Dispositive Power JOHN WATSON - 1,700 SHARES
Person With                                SPRUCEGROVE INVESTMENT MANAGEMENT
                                           LTD. - 1,994,500 SHARES

                 8. Shared Dispositive     NONE
                    Power

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
    JOHN WATSON - 1,700 SHARES
    SPRUCEGROVE INVESTMENT MANAGEMENT - 1,994,500 SHARES

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
    N/A

11. Percent of Class Represented by Amount in Row (9)
    JOHN WATSON - 0%
    SPRUCEGROVE INVESTMENT MANAGEMENT - 7.50%

12. Type of Reporting Person (See Instructions)
    SPRUCEGROVE INVESTMENT MANAGEMENT LTD. - IA
    JOHN WATSON - IN
    JOHN WATSON - HC

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Schedule 13G
                                                                     Page 2 of 4

ITEM 1.

      (a)  Name of Issuer        SUPERIOR INDUSTRIES INTERNATIONAL INC.

      (b)  Address of Issuer's Principal Executive Offices  7800 WOODLEY AVENUE
                                                            VAN NUYS, CA 91406
                                                            UNITED STATES

ITEM 2.

      (a) Name of Person Filing    SPRUCEGROVE INVESTMENT MANAGEMENT LTD.
                                   JOHN WATSON

      (b) Address of Principal Business Office SPRUCEGROVE INVESTMENT
                                               MANAGEMENT LTD. 181
                                               UNIVERSITY AVENUE, SUITE 1300
                                               TORONTO, ONTARIO, CANADA M5H 3M7

                                               JOHN WATSON
                                               181 UNIVERSITY AVENUE, SUITE 1300
                                               TORONTO, ONTARIO, CANADA M5H 3M7

      (c) Citizenship     SPRUCEGROVE INVESTMENT MANAGEMENT LTD - N/A
                          JOHN WATSON - CANADIAN

      (d) Title of Class of Securities      COMMON

      (e) CUSIP Number      868168105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 40.13d-l(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

      (a) [   ]  Broker or dealer registered under section 15 of the Act
                 (15 U.S.C. 78o).

      (b) [   ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) [   ]  Insurance company as defined in section 3(a)(19) of the Act
                 (15 U.S.C. 78c).

      (d) [   ]  Investment company registered under section 8 of the
                 Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e) [   ]  An investment adviser in accordance with Section
                 240.13d-l(b)(1)(ii)(E);

      (f) [   ]  An employee benefit plan or endowment fund in accordance with
                 Section 240.13d-l(b)(1)(ii)(F);

      (g) [   ]  A parent holding company or control person in accordance with
                 Section 240.13d-l(b)(1)(ii)(G);

      (h) [   ]  A savings associations as defined in Section 3(b) of the
                 Federal Deposit Insurance Act (12 S.C. 1813);

      (i) [   ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
                 Company Act of 1940 (15 U.S.C. 80a3);

      (j) [ X ]  Group, in accordance with Section 240.13d-l(b)(I)(ii)(J).

ITEM 4.  OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a) Amount beneficially owned:    JOHN WATSON - 1,700 SHARES
                                        SPRUCGROVE INVESTMENT MGMT - 1,994,500
                                        SHARES

      (b) Percent of class:     JOHN WATSON - 0.00%
                                SPRUCEGROVE INVESTMENT MANAGEMENT - 7.50%

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Schedule 13G
                                                                     Page 3 of 4

      (c)  Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote JOHN WATSON - 1,700
                                                           SHARES SPRUCEGROVE
                                                           INVESTMENT MANAGEMENT
                                                           LTD - 1,994,500
                                                           SHARES

            (ii)  Shared power to vote or to direct the vote      NONE

            (iii) Sole power to dispose or to direct the disposition of
                                                     JOHN WATSON - 1,700 SHARES
                                                     SPRUCEGROVE INVESTMENT
                                                     MANAGEMENT LTD -
                                                     1,994,500 SHARES

            (iv)  Shared power to dispose or to direct the disposition of   NONE

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS         N/A

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.     N/A

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON. N/A

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1 (b) (l)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        SPRUCEGROVE INVESTMENT MANAGEMENT LTD. - IA
        JOHN WATSON - IN
        JOHN WATSON - HC

If a group has filed this schedule pursuant to '240.13d-1(b)(l)(ii)(J), so indicate under Item 30) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to '240.13d-1 ( c) or '240.13d-1 (d), attach an exhibit stating the identity of each member of the group.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP N/A

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

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Schedule 13G
                                                                     Page 4 of 4

ITEM 10. CERTIFICATION

        (a) The following cerification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

        (b) The following cerification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          -------------------------------------
                                                            Date

                                          -------------------------------------
                                                         Signature

                                          BLAKE MURHY / CHIEF FINANCIAL OFFICER
                                          -------------------------------------
                                                       Name / Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d- 7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 V.S.C. 1001)